UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

    Attached hereto is a copy of the Registrant’s press release issued on July 15, 2014, reporting on the appointment of Lyron Bentovim as U.S.-based CFO.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: July 15, 2014
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Announces Appointment of Lyron Bentovim
as U.S.-based CFO

NEW YORK, NY/ TEL AVIV, Israel, 15 July, 2014. Top Image Systems, Ltd. (NASDAQ:TISA), a leading Enterprise Content Management (ECM) and Business Process Management (BPM) solutions and Mobile Imaging Platform (MIP) provider, today announced that Lyron L. Bentovim, member of the TIS Board of Directors since 2008 and most recently serving as COO and CFO of nIT, New York, N.Y., an IT Services provider, has agreed to accept appointment to the CFO position to replace Ms. Gili Shalita, the company’s CFO since 2008, who will pursue other career opportunities.

Mr. Bentovim will cease to be a member of the TIS Board of Directors and assume his position as CFO effective 1st August, 2014; he will be based in the TIS Americas New York headquarters.

The appointment of Mr. Bentovim, a seasoned CFO with a strong strategy, finance and operations background and many years of experience at public and private companies in the US, will further reinforce TIS’ commitment to growing its presence, management and business operations in the U.S.

With drive and talent for executing strategic initiatives and delivering bottom-line results, Mr. Bentovim’s first major initiative will be to supervise the post-merger integration (PMI) between TIS and eGistics, the Dallas-based private cloud-based data and document management software provider that TIS has recently signed an agreement to acquire.  Mr. Bentovim will be responsible for the merger of the two companies, aiming to integrate the management, workforce, product portfolios, customer service and support in order to optimize the complementarity of the companies for rapid and maximum profitability and revenue growth.

Prior to his last position at nIT, Mr. Bentovim served as Managing Director and COO/CFO at Cabrillo Advisors and as COO/CFO for Sunrise Telecom Inc.  Prior to these position, for some years he held the position of Managing Director of Skiritai Capital LLC, an equity hedge fund in New York and San Francisco.  Mr. Bentovim holds an LLB (Bachelor of Law) from Hebrew University and an MBA from the Yale School of Management.

"Since joining TIS more than seven years ago, Gili has contributed to developing and implementing the company's strategy to maximize revenue growth and profitability and to deliver value for shareholders," said Izhak Nakar, Founder and Active Chairman.  “I would like to thank her for her valuable assistance and wish her the best of luck in her future endeavors.”

Since 2009, TIS has expanded its product portfolio, entering the exciting mobile imaging market which is expected to show exponential growth rates, as well as expanded its sales and support operations worldwide, strengthened its pipeline and implementing projects at leading enterprises and BPOs around the globe.  With the recently announced agreement to acquire eGistics, the Company’s near and long-term outlook is strong, as the acquisition strengthens TIS’ cloud capabilities, grows the Company’s install base – especially at key U.S. financial institutions and payment providers – and adds headcount and another office to strengthen the Company’s US position.  In his role as CFO, Mr. Bentovim will take responsibility for the company's global finance and investor relations operations, as well as taking personal responsibility for the post-merger integration.

“I am happy to assume leadership of TIS’ financial activities at this critical juncture for the company when we expect its growth trajectory to accelerate,” commented Mr. Bentovim. “TIS has proven and defensible technological advantages, a talented development team and a strong go-to-market strategy, as well as strong leadership. I believe the Company can leverage these attributes and aggressively realize its financial and business potential.   The expected acquisition of eGistics will significantly strengthen our U.S.-based growth strategy, expanding our business opportunities for upselling TIS offerings to existing eGistics customers while leveraging the complementary cloud capabilities of the eGistics portfolio to win new U.S. enterprise, cloud and mobile content capture and processing business across joint target markets such as financial institutions, payment and insurance providers and other leading U.S. enterprises.”

"Lyron Bentovim is an experienced financial executive with strong relationships in the U.S. financial and high tech investors’ community," concluded Mr. Nakar. "I am delighted that he has agreed to take a more active daily role in the Company’s management and am sure that the decision will prove worthwhile both for Lyron as well as for TIS.”

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a leading innovator of enterprise solutions for capturing and validating structured and unstructured content entering organizations from various sources and managing content-driven business processes. Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications. TIS’ flagship eFLOW® platform and diverse business process and mobile image processing solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

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TIS Company Contact:

Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:
James Carbonara
Regional Vice President,
Hayden IR james@haydenir.com
+ 1 646 755 7412